SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of: April 2016	Commission File Number: 001-32562

STANTEC INC.

(Name of Registrant)

10160 – 112 Street

Edmonton, Alberta

Canada T5K 2L6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this report on Form 6-K shall be incorporated by reference as an exhibit to the registrant’s Registration Statement under the Securities Act of 1933 on Form F-10 (File No. 333-210450).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.

Date: April 14, 2016	By:	/s/ Daniel J. Lefaivre
	Name:	Daniel J. Lefaivre
	Title:	Executive Vice President and CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Subscription Receipt Agreement, dated April 14, 2016, among Stantec Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Computershare Trust Company of Canada.

99.2	Press release dated April 14, 2016.